UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-05075

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PerkinElmer, Inc. Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PerkinElmer, Inc.

940 Winter Street

Waltham, Massachusetts 02451

PERKINELMER, INC. SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–14

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2011 —	15

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	16

NOTE:     All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES	17

INDEX TO EXHIBITS —	18

23.1 Consent of Independent Registered Public Accounting Firm	19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Compensation and Benefits Committee

PerkinElmer, Inc. Savings Plan

Waltham, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the PerkinElmer, Inc. Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

June 28, 2012

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010

ASSETS:
Investments — participant-directed — at fair value	$365,979,231	$389,589,277
Employer contributions receivable	123,219	174,713
Notes receivable from participants	6,132,114	6,340,014

Net assets reflecting all investments at fair value	372,234,564	396,104,004

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE-VALUE FUND	(1,962,845)	(846,931)

NET ASSETS AVAILABLE FOR BENEFITS	$370,271,719	$395,257,073

See notes to financial statements.

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010

INVESTMENT (LOSS) INCOME:
Net (depreciation) appreciation in fair value of investments	$(14,693,804)	$38,407,584
Interest and dividend income	9,149,785	5,180,416

Net investment (loss) income	(5,544,019)	43,588,000

Interest income on notes receivable from participants	307,507	333,644

CONTRIBUTIONS:
Participant contributions	19,957,909	20,814,441
Employer contributions	10,803,675	11,029,115
Rollover contributions	4,528,865	3,476,183

Total contributions	35,290,449	35,319,739

Total additions	30,053,937	79,241,383

DEDUCTIONS:
Benefits paid to participants	55,010,601	32,092,380
Administrative expenses	28,690	30,181

Total deductions	55,039,291	32,122,561

(DECREASE) INCREASE IN NET ASSETS	(24,985,354)	47,118,822

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	395,257,073	348,138,251

End of year	$370,271,719	$395,257,073

See notes to financial statements.

PERKINELMER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN

The following description of the PerkinElmer, Inc. Savings Plan (the “Plan”), as in effect on December 31, 2011, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all domestic employees of PerkinElmer, Inc. (the “Company”) who are not members of a collective bargaining unit or who are members of a unit that specifically provides for participation in the Plan. The Plan also covers employees of each wholly owned domestic subsidiary that has entered into an agreement to adopt the Plan. The Plan is administered by an administrative committee (the “Plan administrator”), which has overall responsibility for interpreting the provisions of the Plan and providing the trustee with any information required in the discharge of its duties. Fidelity Management Trust Company (FMTC) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Participation in the Plan is voluntary. As defined in the Plan, eligibility commences the date the employee completes an hour of service for the Company. Participants could formerly elect to make voluntary before-tax or Roth 401(k) contributions of up to 100% of their eligible compensation subject to statutory limits, but effective January 1, 2012, participants may elect to make voluntary before-tax or Roth 401(k) contributions of up to only 90% of their eligible compensation subject to statutory limits. In order to maintain the Plan’s status as nondiscriminatory, the contribution amounts for highly compensated employees may be limited. Participants age 50 or over may be eligible to make additional contributions, subject to certain Internal Revenue Code (the “Code”) limitations. Participants may also contribute amounts distributed to them by other qualified benefit plans.

Effective February 1, 2011, the Plan was amended so that all eligible participants receive matching contributions on a per-pay-period basis of 100% of the first 5% of compensation up to applicable Code limits. Prior to that amendment, the timing and amount of Company matching contributions were based on the respective business unit for which the participant performed services. Depending on the business unit, Company matching contributions were made on either a per-pay-period basis or on an annual basis for all active participants. Matching contributions were either in an amount equal to 100% of the first 5% of compensation or in an amount equal to 55% of the first 6% of compensation that a participant contributes to the Plan. As defined in the Plan, the Company may make supplemental contributions at its discretion. There were no supplemental contributions made during 2011 or 2010.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, supplemental contributions, allocations of Plan earnings, and are charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures — Participants are vested immediately in their voluntary contributions plus actual earnings thereon. Effective February 1, 2011, the Plan was amended so that all active participants are vested immediately in the Company’s contribution portion of participants’ accounts. Prior to

February 1, 2011, vesting in the Company’s contribution portion of participants’ accounts was based on years of continuous service for certain participants and the respective business unit for which the participant performed services. Participants were either immediately 100% vested in all Company contributions or became 100% vested in the Company’s contribution portion after three years of credited service. Also, if a participant terminated employment due to death, disability or retirement, as defined in the Plan, his or her account balance became 100% vested.

At December 31, 2011 and 2010, forfeited nonvested accounts totaled $533,704 and $96,599, respectively. Forfeited balances of terminated participants are used to reduce future Company contributions or to pay reasonable administrative expenses of the Plan. The Company’s contribution was reduced by nonvested forfeitures of $132,225 and $100,466 for the years ended December 31, 2011 and 2010, respectively.

IDS Participants — In connection with the Company’s divestiture of its IDS business in November 2010, the Plan was amended to provide that IDS participants who remained employed through the sale would be fully vested and would receive matching contributions attributable to their contributions and compensation through the transaction date.

Caliper Participants — In connection with the Company’s acquisition of Caliper Life Sciences, Inc. (“Caliper”) in November 2011, the Plan was amended to provide that eligible employees of Caliper will become participants in the Plan as of January 1, 2012. Such employees will receive matching contributions of 50% of the first 5% of compensation up to applicable Code limits.

Investments — Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds, a common collective trust fund and Company stock as investment options for participants.

Participant Loans — Participants may borrow from their fund accounts from a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates fixed for the term of the loan by the administrative committee based on interest rates currently being charged by commercial lending institutions. The period of repayment for any loan is determined by the participant, but in no event shall that period exceed 60 months, unless the loan is used to purchase a principal residence, in which case, a longer payment period is permitted. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits — Upon termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefit payments to participants are recorded upon distribution.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments including common stock, mutual funds, and common collective trust funds. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are carried at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The units of common collective trust funds are stated at fair value as determined by the issuer of the fund, Fidelity Management and Research Company (FMR Co.), based on the net asset value of the underlying investments. The stable value portfolio is stated at fair value and then adjusted to contract value as described below. Fair value of the stable value portfolio is the net asset value of its underlying investments, and contract value is principal plus accrued interest.

In accordance with GAAP, the stable value portfolio is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Management Fees and Operating Expenses — Management fees and operating expenses charged to the Plan for investments in the mutual funds and common collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest at the end of the period. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits — Payments to participants are recorded upon distribution.

Administrative Expenses — Administrative expenses of the Plan may be paid by either the Plan or the Company, as provided in the Plan document.

Investment Choices — Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. On June 15, 2011: (i) effective at the close of business, all participant balances held in the funds in Column A below were liquidated at their respective net asset values on such day, and the proceeds were invested in the corresponding funds listed in Column B; (ii) effective after the close of business, all participant contributions directed to the funds in Column A were redirected and invested in the corresponding funds listed in Column B; and (iii) effective after the close of business, no further investments in the funds in Column A were permitted as an investment option for the Plan.

Column A	Column B
Western Asset Core Plus Bond Portfolio Class FI	PIMCO Total Return Fund Institutional Class
Baron Small Cap Fund	T. Rowe Price New Horizons Fund
Fidelity US Equity Index Commingled Pool	Vanguard Institutional Index Fund Institutional Shares

Neuberger Berman Genesis Fund Class Trust	Neuberger Berman Genesis Fund Class Institutional
Morgan Stanley Institutional Emerging Markets Fund Class P	Morgan Stanley Institutional Emerging Markets Fund Class I
Fidelity® Equity-Income Fund	Fidelity® Equity-Income Fund - Class K
Fidelity® Contrafund®	Fidelity® Contrafund® - Class K
Fidelity Freedom 2045 Fund®	Fidelity Freedom K® 2045 Fund
Fidelity Freedom 2050 Fund®	Fidelity Freedom K® 2050 Fund
Fidelity Freedom Income Fund®	Fidelity Freedom K® Income Fund
Fidelity® International Discovery Fund	Fidelity® International Discovery Fund - Class K
Fidelity MIP II Class 1	Fidelity MIP II Class 2
Fidelity Freedom 2005 Fund®	Fidelity Freedom K® 2005 Fund
Fidelity Freedom 2010 Fund®	Fidelity Freedom K® 2010 Fund
Fidelity Freedom 2015 Fund®	Fidelity Freedom K® 2015 Fund
Fidelity Freedom 2020 Fund®	Fidelity Freedom K® 2020 Fund
Fidelity Freedom 2025 Fund®	Fidelity Freedom K® 2025 Fund
Fidelity Freedom 2030 Fund®	Fidelity Freedom K® 2030 Fund
Fidelity Freedom 2035 Fund®	Fidelity Freedom K® 2035 Fund
Fidelity Freedom 2040 Fund®	Fidelity Freedom K® 2040 Fund
Fidelity® Growth Company Fund	Fidelity® Growth Company Fund - Class K

New Accounting Standards

ASU No. 2011-04, Fair Value Measurements (Topic 820) — In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) update 2011-04, Fair Value Measurements (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards, which amends ASC 820 and also requires the categorization by level (as defined in Note No. 3 below) for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for the Plan year beginning January 1, 2012 and will be applied prospectively. The adoption of this guidance is not expected to have a significant impact on the Plan’s financial statements.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest Level of input that is significant to the fair value measurement.

The Plan’s policy is to recognize significant transfers between Levels at the beginning of the reporting period. In accordance with the update to ASC 820, the following tables set forth by Level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2011 and 2010.

The Plan had no Level 3 investments as of either December 31, 2011 or December 31, 2010.

	Active Markets	Other
	for Identical	Observable	2011
	Assets (Level 1)	Inputs (Level 2)	Total

PerkinElmer stock fund	$9,113,189	$—	$9,113,189

Mutual funds:
Domestic stock funds	170,648,512	—	170,648,512
International stock fund	50,894,974	—	50,894,974
Fixed income funds	45,716,787	—	45,716,787
Cash and other	8,819,183	—	8,819,183

Total mutual funds	276,079,456	—	276,079,456

Common collective trust fund:
Stable-value fund	—	80,786,586	80,786,586

Total	$285,192,645	$80,786,586	$365,979,231

	Active Markets	Other
	for Identical	Observable	2010
	Assets (Level 1)	Inputs (Level 2)	Total

PerkinElmer stock fund	$10,936,700	$—	$10,936,700

Mutual funds:
Domestic stock funds	149,823,280	—	149,823,280
International stock fund	64,941,521	—	64,941,521
Fixed income funds	34,406,808	—	34,406,808
Cash and other	19,906,505	—	19,906,505

Total mutual funds	269,078,114	—	269,078,114

Common collective trust funds:
Stable-value fund	—	85,770,996	85,770,996
Commingled portfolio	—	23,803,468	23,803,468

Total common collective trust funds	—	109,574,464	109,574,464

Total	$280,014,814	$109,574,464	$389,589,278

For the year ended December 31, 2011, there were no significant transfers in or out of Levels 1, 2, or 3.

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth additional disclosures of the Plan’s investments that have fair value estimated using a net asset value (NAV) as of December 31, 2011 and 2010:

Fair Value Estimated Using Net Asset Value per Share
December 31, 2011
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value *	Commitment	Frequency	Restrictions	Period

Stable value fund (a)	$80,786,586	$—	Daily	None	None

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2010
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value *	Commitment	Frequency	Restrictions	Period

Stable value fund (a)	$85,770,996	$—	Daily	None	None
Equity index funds (b):
Domestic stock funds	20,994,659	—	Daily	None	None
Cash and other	2,808,809	—	Daily	None	None

Total	$109,574,464	$—

*	The fair values of the investments have been estimated using the net asset value of the investment.
(a)	Stable value fund strategy seeks to preserve the principal investment while earning a level of interest that is consistent with the principal preservation. While it seeks to maintain a stable NAV of $1 per share, it cannot guarantee it will be able to do so; thus, the yield of the stable value fund will fluctuate.
(b)	Equity index fund strategies seek to approximate the total composition and total return of the Standards & Poors’ (S&P) 500 Index, regardless of market conditions.

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010, are as follows:

		2011	2010

*	Fidelity Contrafund	$—	$43,773,010
*	Fidelity Growth Company Fund	—	50,985,417
*	Fidelity International Discovery Fund	—	20,390,238
	Neuberger Berman Genesis Fund	—	23,696,163
*	Fidelity U.S. Equity Index Commingled Pool	—	23,803,468
*	Fidelity Managed Income Portfolio II	—	85,770,996
*	Fidelity Contrafund - Class K	40,197,768	—
*	Fidelity Growth Company Fund - Class K	46,940,274	—
	Neuberger Berman Genesis Fund Institutional CL	23,536,371	—
*	Fidelity Managed Income Portfolio II Class 2	80,786,586	—
	Vanguard Institutional Index Fund	21,246,859	—
	PIMCO Total Return Fund Institutional CL	21,932,842	—

*	Represents party-in-interest to the Plan

During the year ended December 31, 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) (depreciated) appreciated in value as follows:

		2011	2010

	Neuberger Berman Genesis Fund	$844,342	$4,123,175
	MSIF Emerging Markets Portfolio	(2,098,838)	2,199,237
	Baron Small Cap Fund	207,490	692,375
	Western Asset Core Plus Bond Portfolio FI	361,070	872,482
*	Fidelity Contrafund	(136,583)	6,157,139
*	Fidelity Equity — Income Fund	82,008	1,721,659
*	Fidelity Growth Company Fund	2,025,188	8,678,744
*	Fidelity International Discovery Fund	(235,524)	1,646,480
*	Fidelity Freedom Income Fund	41,021	112,488
*	Fidelity Freedom 2005 Fund	22,410	93,030
*	Fidelity Freedom 2010 Fund	124,829	554,328
*	Fidelity Freedom 2015 Fund	174,284	803,267
*	Fidelity Freedom 2020 Fund	293,309	1,485,189
*	Fidelity Freedom 2025 Fund	173,920	1,171,650
*	Fidelity Freedom 2030 Fund	131,873	1,064,468
*	Fidelity Freedom 2035 Fund	62,395	751,859
*	Fidelity Freedom 2040 Fund	63,936	656,522
*	Fidelity Freedom 2045 Fund	11,101	201,433
*	Fidelity Freedom 2050 Fund	3,327	132,583
*	Fidelity U.S. Equity Index Commingled Pool	417,095	3,123,156
	Neuberger Berman Genesis Fund Institutional CL	(591,902)	—
	MSIF Emerging Markets Fund Class 1	(551,962)	—
	T. Rowe Price New Horizons Fund	(769,434)	—
	PIMCO Total Return Fund Institutional CL	(277,970)	—
*	Fidelity Contrafund - Class K	(5,999)	—
*	Fidelity Equity - Income Fund - Class K	(980,249)	—
*	Fidelity Growth Company Fund - Class K	(3,204,470)	—
*	Fidelity International Discovery Fund - Class K	(2,926,917)	—
*	Fidelity Freedom K Income Fund	(60,030)	—
*	Fidelity Freedom K 2005 Fund	(45,655)	—
*	Fidelity Freedom K 2010 Fund	(275,162)	—
*	Fidelity Freedom K 2015 Fund	(518,153)	—
*	Fidelity Freedom K 2020 Fund	(995,437)	—
*	Fidelity Freedom K 2025 Fund	(953,355)	—
*	Fidelity Freedom K 2030 Fund	(909,290)	—
*	Fidelity Freedom K 2035 Fund	(663,049)	—
*	Fidelity Freedom K 2040 Fund	(592,093)	—
*	Fidelity Freedom K 2045 Fund	(221,428)	—
*	Fidelity Freedom K 2050 Fund	(157,207)	—

	Vanguard Institutional Index Fund	(194,718)	—

		(12,325,827)	36,241,264

*	PerkinElmer Stock Fund	(2,367,977)	2,166,320

	Net (depreciation) appreciation in fair value of investments	$(14,693,804)	$38,407,584

*	Represents party-in-interest to the Plan

5.	STABLE VALUE PORTFOLIO

The Managed Income Portfolio II is a stable value portfolio (the “Portfolio”) that is a commingled pool managed by FMTC. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Portfolio’s constant net asset value (NAV) of $1 per unit. Distribution to the Portfolio’s participants is declared daily from the net investment income and automatically reinvested in the Portfolio on a monthly basis, when paid. It is the policy of the Portfolio to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Portfolio will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Portfolio, plus earnings, less participant withdrawals and administrative expenses. The Portfolio imposes certain restrictions on the Plan, and the Portfolio itself may be subject to circumstances that impact its ability to transact at contract value (described below). Plan management believes that the occurrence of events that would cause the Portfolio to transact at less than contract value is not probable.

Limitations on the Ability of the Portfolio to Transact at Contract Value:

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of PerkinElmer, Inc. (“Plan Sponsor”). The following employer-initiated events may limit the ability of the Portfolio to transact at contract value:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.

•

Any communication given to Plan participants by the Plan Sponsor, any other Plan fiduciary or FMTC that is designed to sway or influence a participant not to invest in the Portfolio or to transfer assets out of the Portfolio.

•	Any transfer of assets from the Portfolio directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Withdrawals initiated by a Plan Sponsor will normally be provided at contract value as soon as practicable within twelve months following written notice of the Trustee.

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Impact the Portfolio — The Portfolio invests in assets, typically fixed income securities or bond funds, and enters into “wrap” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Portfolio in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and to protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Portfolio to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Portfolio or the administration of the Portfolio that is not consented to by the wrap issuer.

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Portfolio’s cash flow.

•	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Portfolio’s NAV may decline if the market value of its assets declines. The Portfolio’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Portfolio is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Portfolio’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are non-transferable and have no trading market. There are a limited number of wrap issuers. The Portfolio may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of Portfolio assets.

6.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by FMR Co., an affiliate of FMTC. These transactions qualify as party-in-interest transactions. Administrative fees paid by the Plan for the investment management services provided by the trustee were $28,690 and $30,181 for the years ended December 31, 2011 and 2010, respectively.

At December 31, 2011 and 2010, the Plan held 445,155 and 414,313 shares, respectively, of common stock of the Company, the Plan Sponsor. During the years ended December 31, 2011 and 2010, the Plan recorded dividend income from the Company’s stock of $117,088 and $116,251, respectively.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 15, 2009 that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Company is reporting in the Plan’s Form 5500, the Plan’s investment in a fully-benefit responsive stable-value fund, at fair value, at December 31, 2011. The following is a reconciliation of net assets available per the financial statements to the Form 5500 at December 31, 2011 and 2010.

	2011	2010

Net assets available for benefits per financial statements	$370,271,719	$395,257,073
Adjustment from contract value to fair value for fully benefit-responsive stable-value fund	1,962,845	846,931

Net assets available per the Form 5500	$372,234,564	$396,104,004

The following is a reconciliation of the decrease in net assets per the financial statements to net income per the Form 5500 for the year ended December 31, 2011:

Decrease in net assets per the financial statements	$(24,985,354)
Change in adjustment from contract value to fair value for fully benefit-responsive stable-value fund

Beginning of year	(846,931)
End of year	1,962,845

Net loss per the Form 5500	$(23,869,440)

* * * * * *

SUPPLEMENTAL SCHEDULE

PERKINELMER, INC. SAVINGS PLAN	EIN # 04-2052042
Plan # 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

	(b) Identity of Issue, Borrower,	(c) Maturity Date, Rate of Interest,		(e) Current
(a)	Lessor or Similar Party	Collateral, Par, or Maturity Value	(d) Cost	Value

		Common collective trust funds:
*	Fidelity Investments	Fidelity Managed Income Portfolio II Class 2	**	$80,786,586

		Total common collective trust funds		80,786,586

		Mutual funds:
	Morgan Stanley	MSIF Emerging Markets Fund Class 1	**	10,482,466
	T. Rowe Price	T. Rowe Price New Horizons Fund	**	6,060,263
	PIMCO	PIMCO Total Return Fund Institutional CL	**	21,932,842
	Neuberger Berman	Neuberger Berman Genesis Fund Institutional CL	**	23,536,371
	Vanguard	Vanguard Insititiuional Index Fund	**	21,246,859
*	Fidelity Investments	Fidelity Contrafund - Class K	**	40,197,768
*	Fidelity Investments	Fidelity Equity-Income Fund - Class K	**	12,872,997
*	Fidelity Investments	Fidelity Growth Company Fund - Class K	**	46,940,274
*	Fidelity Investments	Fidelity International Discovery Fund - Class K	**	16,396,972
*	Fidelity Investments	Fidelity Freedom K Income Fund	**	2,625,811
*	Fidelity Investments	Fidelity Freedom K 2005 Fund	**	1,204,406
*	Fidelity Investments	Fidelity Freedom K 2010 Fund	**	5,296,052
*	Fidelity Investments	Fidelity Freedom K 2015 Fund	**	9,318,710
*	Fidelity Investments	Fidelity Freedom K 2020 Fund	**	15,595,941
*	Fidelity Investments	Fidelity Freedom K 2025 Fund	**	12,459,971
*	Fidelity Investments	Fidelity Freedom K 2030 Fund	**	11,693,140
*	Fidelity Investments	Fidelity Freedom K 2035 Fund	**	7,493,173
*	Fidelity Investments	Fidelity Freedom K 2040 Fund	**	6,399,408
*	Fidelity Investments	Fidelity Freedom K 2045 Fund	**	2,610,650
*	Fidelity Investments	Fidelity Freedom K 2050 Fund	**	1,715,382

		Total mutual funds		276,079,456

*	PerkinElmer, Inc.	PerkinElmer Stock Fund		9,113,189

		Total investments per financial statements		365,979,231

*	Plan participants	Notes receivable from participants, with interest at rates of 4.25%–10.50%, maturity at various dates through 2041		6,132,114

		INVESTMENTS PER FORM 5500		$372,111,345

*	Represents party-in-interest to the Plan
**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES

The Plan — Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PERKINELMER, INC. SAVINGS PLAN

/s/ John R. Letcher
Date: June 28, 2012	John R. Letcher, Chairman, Administrative Committee of the PerkinElmer, Inc. Savings Plan

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm